July 30, 2021

Stephen Krikorian

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

RE: Go Go Buyers, Inc.

Registration Statement on Form S-1

Filed May 14, 2021

File No. 333-256118

Dear Staff of Division of Corporation Finance:

By letter dated May 17, 2021 the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Go Go Buyers, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on May 14, 2021.  This letter contains the Company’s responses to the Staff’s comments. Along with the delivery of this letter, the Company is filing Amendment No. 1 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

COMPANY RESPONSE

The Company has updated the financial statements and related financial information to be consistent with the requirements the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. The Amendment includes financials statements of the most recent two fiscal years as well as most recent quarterly financial statements.

Very truly yours,

GO GO BUYERS

/s/ Sna Ny

Sna Ny

President